UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
        ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Choose Health Services LLC

Legal status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Texas

Date of Organization:
April 22, 2019

Physical Address of Issuer:
500 West 5th Street, 1105, Austin, TX, 78701 United States

Website of Issuer:
https://www.choosehealth.io

Current Number of Employees:
4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$187,997	$60,503
Cash and Cash Equivalents	$148,526	$20,718
Accounts Receivable	$859	$674
Short-term Debt	$17,674	$9,026
Long-term Debt	$0	$0
Revenues/Sales	$716,574	$204,672
Cost of Goods Sold	$469,233	$62,899
Taxes Paid	$0	$0
Net Income	-$177,889	-$226,174

Annual Report for Form C-AR

of

Choose Health Services LLC

A Texas limited liability company

April 28, 2022

CHOOSE HEALTH SERVICES LLC

Choose Health Services LLC, a Texas limited liability company ("**Choose Health**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.choosehealth.io no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.choosehealth.io.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Choose Health Services LLC

FINANCIAL CONDITION OF CHOOSE HEALTH SERVICES LLC

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of Choose Health Services LLC is referenced throughout this Form C-AR.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $114,685 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

The Company's financial condition has not materially changed since December 31, 2021, except as provided herein and in the ordinary course of business.

COMPANY INFORMATION

Issuer Legal Name:	Choose Health Services LLC
Form of Organization:	Limited Liability Company
Jurisdiction in Which Issuer is Formed:	Texas
Date of Organization:	April 22, 2019
Physical Address:	500 West 5th Street, 1105, Austin, TX, 78701 United States
Web Site:	https://www.choosehealth.io
Locations in Which the Company Conducts Business:	All U.S. States except for NY, NJ, and RI.

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions

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and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Mark Holland	CEO, Manager	Choose Health - CEO. 2018 - Present. CPG Experience - Managing Partner. 2018 - Present. Carbon to Clean - Advisor. 2017 - Present	Executive Program For Growing Companies - Stanford University Graduate School of Business. Advanced Degree in Modern Management - University of Ulster. Bachelor's in Business Studies - University of Limerick.
Alex Badalyan	CTO	Choose Health – CTO. 2020 – Present. Frost Wallet – CEO. 2017 – 2020.	Lansing Community College

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Mark Holland	4,650,000/Membership Units	93.4%

DESCRIPTION OF THE BUSINESS & BUSINESS PLAN

Choose Health is an at home, diagnostic testing platform to enable users to track and improve a core panel of biomarkers linked to chronic disease and long-term health. The testing and tracking experience is interactive and fully mobile. Individual test results are mapped to clinical endpoints for diet, exercise and other lifestyle interventions such as drinking and smoking to educate and empower change. The test was compiled by three functional physicians with the goal of creating the most cost effective and efficient way to get a snapshot of internal health. 85% of pre-diabetics do not know that they have any risk factors or prevalence to develop a chronic disease. We can positively affect the lives of millions of people through education and early detection. Our belief is that the first step toward improvement is through education, which in turn can develop accountability.

The Company's Products and/or Services

Product / Service	Description	Current Market
Choose Health internal health tracking kit	The Choose Health internal health tracking kit is an at-home health test to track and improve a core panel of biomarkers linked to chronic disease and long-term health. The kit measures and tracks inflammation, cholesterol ratio, insulin resistance, oxidative stress, average blood sugar and visceral fat.	Direct to consumer subscription B2B - Pharmacies, integrative and functional healthcare practitioners.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

We compete with the following; At Home Lab Testing; www.everlywell.com www.letsgetchecked.com; Clinic Based Testing; www.insidetracker.com; www.wellnessfx.com. We are focused on providing the best at-home testing and tracking experience.

Customer Base

We have several hundred active subscribers to either monthly or quarterly subscription tracking services through www.choosehealth.io. We continue to actively build out the digital acquisition strategy through paid lead funnels from facebook, adwords, reddit and pinterest.

Supply Chain

We hire our software engineers through different third-party providers, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Anticipated Business Plan

Within our business model, we have three distribution channels that we are pursuing; B2C: We plan to attract more customers through our digital acquisition strategy through paid lead funnels from facebook, adwords, reddit and pinterest. Retail: We are working to create more relationships with physicians and pharmacies. This is a significant expansion and growth area for the business. 1) We will sell monthly and quarterly subscriptions directly to the customer. With an existing LTV of $200+ and CPA metrics ranging from $40-70. 2) Selling through gyms, health coaches, physicians and influencers directly and using an affiliate model of 10-25% for resellers. 3) Amazon and other third party e-commerce resellers.

EMPLOYEES

The Company currently has 4 employees.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still working on implementing its business plan and its business plan may not be successful. There can be no assurance that we will ever operate profitably or that if profitability is achieved, we will be able to maintain profits regularly. While many companies successfully return capital to investors without achieving substantial profits, there is no guarantee that such an exit will occur or be available to the Company. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by non-mature companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak then characterized it as a pandemic on March 11, 2020. The outbreak has spread throughout Europe and the Middle East and there have been cases of COVID-19 in Canada and the United States, causing companies and various international jurisdictions to impose restrictions, such as quarantines, closures, cancellations and travel restrictions. While these restrictions have largely been lifted, the duration of the business disruptions internationally and related financial impact cannot be reasonably estimated at this time. Similarly, we cannot estimate whether or to what extent this outbreak and potential financial impact may extend to countries outside of those currently impacted. New waives or different variants of the virus could result in additional unforeseeable business disruptions. Additionally, the world or particular regions could experience pandemics related to other types of viruses, disease or similar, which could have substantial impacts on our business.

We may face potential difficulties in obtaining capital. We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will likely require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business. We may implement new lines of business at any time. Our business model is subject to significant risk and may not be thoroughly tested in the market. Therefore, we may have need to modify or completely change our business model. The failure to foresee market changes and reactions in which we operate could adversely impact our business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

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We rely on other companies to provide components and services for our products. We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, we are dependent on Mark Holland, our CEO, Manager, and Alex Badalyan, our CTO. The Company has or intends to enter into employment agreements with Mark Holland, and Alex Badalyan, however there can be no assurance that it will do so or that any of them will continued to be employed by the Company for a particular period of time. The loss of any of them could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people. We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business. Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer. We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

CAPITALIZATION, DEBT AND OWNERSHIP

The following is a discussion of certain rights the outstanding securities related to the Company's capitalization, including a brief discussion of: (a) the voting rights, (b) anti-dilution rights, (c) how the securities sold in reliance on Regulation CF may be limited or diluted by such class of security, and (d) additional material rights, in each case, of such class of security.

Equity

As of the date of this Form C-AR, the Company's outstanding equity securities consists of:

Type	LLC Membership Units
Number of membership units Authorized	4,975,000
Number of membership units Outstanding	4,975,000
Par Value Per Membership Unit	$N/A
Voting Rights	1 vote per unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Membership Units which may dilute the Security
Percentage ownership of the Company by the holders of such security.*	95.1%

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Safes, Convertible Notes, & Other Convertible Securities

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Crowd SAFE
Face Value	$255,174
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)*	4.9%

Valuation Cap	$5,000,000

*The percentage interest here assumes: (1) exercise of all outstanding options; and (2) conversion of all convertible securities. For purposes of determining the percentage interest of any convertible securities, a priced round of $5,000,000 is used as a hypothetical example. It should be noted that the interests acquired in any such priced round would further dilute ownership overall and would be likely to impact the actual percentages.

Outstanding Debt

Other than certain accounts payable and a line of credit used in the ordinary course of business, the Company has no outstanding debt.

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
LLC Membership Units	$0	125,000	Working Capital	June 9, 2020	Section 4(a)(2)
LLC Membership Units	$1,000	100,000	Working Capital	May 31, 2020	Section 4(a)(2)
LLC Membership Units	$0	100,000	Working Capital	June 8, 2020	Section 4(a)(2)
Crowd SAFE	$255,174	1	Working Capital	March 15, 2021	Regulation Crowdfunding

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TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company completed its offering via Crowdfunding on March 17, 2021 and filed an annual report on April 30, 2021. This is the Company's second annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Mark Holland
_____
(Signature)

Mark Holland
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mark Holland
_____
(Signature)

Mark Holland
_____
(Name)

CEO, Manager
_____
(Title)

April 28, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Mark Holland, being the CEO of Choose Health Services LLC, hereby certify as of the date of this Form C-AR that the financial statements of Choose Health Services LLC included in this Form are true and complete in all material respects.

/s/ Mark Holland
_____
(Signature)

Mark Holland
_____
(Name)

CEO
_____
(Title)

April 28, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Unaudited

Choose Health Services LLC
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Amazon US Undeposited Funds	1,112.91
Award Points	-211.81
Chase Bank Checking #7686	143,518.32
Chase Bank Checking #8158	4,106.87
Checking	0.00
PayPal Bank	0.00
Total Bank Accounts	$ 148,526.29
Accounts Receivable	
Accounts Receivable (A/R)	858.60
Total Accounts Receivable	$ 858.60
Other Current Assets	
Health Test Kits Inventory	0.00
Inventory Asset	38,611.79
Packaging	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 38,611.79
Total Current Assets	$ 187,996.68
TOTAL ASSETS	$ 187,996.68
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	-69,483.24
Amazon US Accounts Payable	70,296.02
Total Accounts Payable	$ 812.78
Credit Cards	
Capital One CC #0570	16,375.27
Capital One CC #3153 (CPG)	0.00
Total Credit Cards	$ 16,375.27
Other Current Liabilities	
Accrued Expenses	485.52
Amazon US Facilitator Tax	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
TX Unemployment Tax	0.00
Total Payroll Liabilities	$ 0.00
Total Other Current Liabilities	$ 485.52

Total Current Liabilities	$	17,673.57
Total Liabilities	$	17,673.57
Equity		
APIC		100.00
Opening Balance Equity		0.00
Owner's Investment		590,130.32
Owner's Pay & Personal Expenses		-340.32
Retained Earnings		-476,660.15
SAFE Note		231,732.72
SAFE Purchases		3,250.00
Net Income		-177,889.46
Total Equity	$	170,323.11
TOTAL LIABILITIES AND EQUITY	$	187,996.68

Tuesday, Mar 15, 2022 12:07:20 PM GMT-7 - Accrual Basis

Unaudited

Choose Health Services LLC
Profit and Loss
January-December 2021

	Total
Income	
Amazon Sales	0.00
Amazon Product Sales	72,203.83
Amazon US Commission Refund	467.16
Amazon US Other Income Account	785.12
Amazon US Promotional Discount	-2,251.21
Amazon US Shipping	352.23
Amazon US Shipping Discount	-352.23
Total Amazon Sales	$ 71,204.90
Direct Revenue	164,662.66
Discounts given	-865.75
Retail Revenue	6,572.05
Sales	475,000.00
Total Income	**$ 716,573.86**
Cost of Goods Sold	
Amazon Kit COGS	0.00
Cost of Goods Sold	384,009.00
Direct Shipping - USPS/Endicia	29,437.01
Lab Testing	33,563.50
Packaging & Printing	21,582.30
Shipping	640.82
Total Cost of Goods Sold	**$ 469,232.63**
Gross Profit	**$ 247,341.23**
Expenses	
Accounting Fees	1,547.50
Advertising & Marketing	0.00
Affiliate & partnership Marketing	4,971.00
Amazon AWS	1,697.83
Exhibitions Cost	2,603.02
Facebook	68,346.81
Gifts & Samples	755.78
Google	24,093.63
Mailings incl postage	2,435.29
Marketing Miscellaneous	1,647.39
Other Advertising & Marketing	6,208.45
Total Advertising & Marketing	$ 112,759.20
Amazon Expenses	26.74
Amazon US Advertising cost	13,080.51
Amazon US Commission	10,961.83
Amazon US FBA Inbound Fee	161.26
Amazon US Fulfillment Fee	4,769.51
Amazon US Other Expense	578.41
Amazon US Return Fee	93.42

Amazon US Storage Cost		203.34
Amazon US Subscription Fee		479.88
Total Amazon Expenses	**$**	**30,354.90**
Automobile		199.26
Bank Charges & Fees		417.50
Contractors		98,802.94
Development Consulting		76,700.00
Digital Consultant/Agency Fee/Commission		16,079.50
Digital Marketing Subscriptions		10,999.36
Dues & subscriptions		9,359.00
Employee Benefits		100.00
Insurance		13,683.20
Interest Paid		46.69
Legal & Professional Services		7,060.91
Meals & Entertainment		875.22
Office Supplies & Software		10,121.75
Payroll Expenses		0.00
Taxes		-982.62
Total Payroll Expenses	**-$**	**982.62**
QuickBooks Payments Fees		1,190.00
Radio/ Podcast Media		1,823.94
Rent & Lease		95.00
Repairs & Maintenance		1,188.56
Retail Brokers Commission		32.25
Stripe Fee		7,039.32
Telehealth Contractor		7,240.00
Travel		13,424.03
Total Expenses	**$**	**420,157.41**
Net Operating Income	**-$**	**172,816.18**
Other Income		
Other Income		2,221.37
Total Other Income	**$**	**2,221.37**
Other Expenses		
Donations		7,294.65
Total Other Expenses	**$**	**7,294.65**
Net Other Income	**-$**	**5,073.28**
Net Income	**-$**	**177,889.46**

Unaudited

Choose Health Services LLC
Statement of Cash Flows
Ja nuary - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-177,889.46
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-185.00
Health Test Kits Inventory		3,366.57
Inventory Asset		-13,108.61
Packaging		9,960.90
Accounts Payable (A/P)		-43,909.66
Amazon US Accounts Payable		43,909.66
Capital One CC #0570		10,498.13
Capital One CC #3153 (CPG)		-660.94
Amazon US Facilitator Tax		0.00
Payroll Liabilities: Federal Taxes (941/944)		-242.26
Payroll Liabilities:Federal Unemployment (940)		-57.30
Payroll Liabilities:TX Unemployment Tax		-740.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	8,831.13
Net cash provided by operating activities	-$	169,058.33
FINANCING ACTIVITIES		
Owner's Investment		120,000.00
Owner's Pay & Personal Expenses		-340.32
SAFE Note		177,206.22
Net cash provided by financing activities	$	296,865.90
Net cash increase for period	$	127,807.57
Cash at beginning of period		20,718.72
Cash at end of period	$	148,526.29

Choose Health Services LLC
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Amazon US Undeposited Funds	1,550.83
Award Points	0.00
Chase Bank Checking #7686	17,656.52
Chase Bank Checking #8158	1,510.87
Checking	0.00
PayPal Bank	0.00
Total Bank Accounts	$ 20,718.22
Accounts Receivable	
Accounts Receivable (A/R)	673.60
Total Accounts Receivable	$ 673.60
Other Current Assets	
Health Test Kits Inventory	3,647.47
Inventory Asset	25,503.18
Packaging	9,960.90
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	$ 39,111.55
Total Current Assets	$ 60,503.37
TOTAL ASSETS	$ 60,503.37
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	812.78
Amazon US Accounts Payable	0.00
Total Accounts Payable	$ 812.78
Credit Cards	
Capital One CC #0570	6,027.14
Capital One CC #3153 (CPG)	660.94
Total Credit Cards	$ 6,688.08
Other Current Liabilities	
Accrued Expenses	485.52
Amazon US Facilitator Tax	0.00
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	242.26
Federal Unemployment (940)	57.30
TX Unemployment Tax	740.36
Total Payroll Liabilities	$ 1,039.92
Total Other Current Liabilities	$ 1,525.44

Total Current Liabilities	$	9,026.30
Total Liabilities	$	9,026.30
Equity		
APIC		100.00
Opening Balance Equity		0.00
Owner's Investment		470,130.32
Retained Earnings		-250,355.42
SAFE Note		54,526.50
SAFE Purchases		3,250.00
Net Income		-226,174.33
Total Equity	$	51,477.07
TOTAL LIABILITIES AND EQUITY	$	60,503.37

Tuesday, Mar 09, 2021 03:00:11 PM GMT-8 - Accrual Basis

Choose Health Services LLC
Profit and Loss by Month
January - December 2020

	Total
Income	
Total Amazon Sales	$ 58,090.66
Consulting Income	6,444.67
COVID Test Revenue	55,800.00
Direct Revenue	72,939.66
Discounts given	-9,581.52
PayPal Sales	40.00
Retail Revenue	18,394.06
Discounts/Refunds Given	-521.00
Total Retail Revenue	$ 17,873.06
Sales	420.22
Sales of Product Income	830.00
Uncategorized Income	1,815.00
Total Income	$ 204,671.75
Cost of Goods Sold	
Total Cost of Goods Sold	$ 62,899.42
Gross Profit	$ 141,772.33
Expenses	
Accounting Fees	5,750.00
Advertising & Marketing	10,880.75
Affiliate & partnership Marketing	5,000.00
Amazon AWS	1,223.26
Amazon Expenses	2,405.80
Amazon Costs	16,418.01
Amazon US Commission	9,017.97
Amazon US Fulfillment Fee	2,975.69
Amazon US Other Expense	2,292.05
Amazon US Other Fee Item	279.20
Amazon US Return Fee	120.29
Total Amazon Expenses	$ 33,509.01
Automobile	342.96
Bank Charges & Fees	740.97
Contractors	91,177.39
Creative/Design	1,025.00
Customer Service Call Centre	700.00
Development Consulting	56,980.00
Digital Consultant/Agency Fee/Commission	1,550.00

Digital Marketing Subscriptions	4,610.42
Dues & subscriptions	9,125.00
Employee Benefits	624 00
Exhibitions Cost	8,500.00
Facebook	55,852.26
Gifts & Samples	34838
Influencer Expenses & Fees	500.00
Insurance	10,869.96
Legal & Professional Services	2,330.05
Marketing Miscellaneous	1,4 5790
Meals & Entertainment	1,709.65
Merchant Charges	752.20
Office Supplies & Software	10,173.60
Other Business Expenses	9,303.32
Payroll Expenses	0.00
Total Payroll Expenses	**$ 24,414.05**
Purchases	1,000.00
QuickBooks Payments Fees	2,686.13
Rent & Lease	392.00
Retail Brokers Commission	998.20
Salaries & Wages	135.00
Telephone	81.76
Travel	8,204 39
Utilities	1,289.00
Video Production	4 ,30000
Total Expenses	**$ 368,536.61**
Net Operating Income	**-$ 226,764.28**
Other Income	
Credit Card Rewards	2,222.53
Total Other Income	**$ 2,222.53**
Other Expenses	
Ask My Accountant	0.00
Donations	1,632.58
Total Other Expenses	**$ 1,632.58**
Net Other Income	**$ 589.95**
Net Income	**-$ 226,174.33**

Tuesday, Mar 09, 2021 02:54:25 PM GMT-8 - Accrual Basis

Unaudited

Choose Health Se rvice s LL C
S tate me nt of Cash Flows
January - December 2020

		Total
OPERATING ACTIVITIES		
Net Income		-226,174.33
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-673.60
Health Test Kits Inventory		-3,647.47
Inventory Asset		-25,503.18
Packaging		-9,960.90
Uncategorized Asset		0.00
Accounts Payable (A/P)		812.78
Amazon US Accounts Payable		0.00
Capital One CC #0570		6,027.14
Capital One CC #3153 (CPG)		-6,824.62
Accrued Expenses		-2,246.82
Amazon US Facilitator Tax		0.00
Direct Deposit Payable		0.00
Payroll Liabilities:Federal Taxes (941/944)		242.26
Payroll Liabilities: Federal Unemployment (940)		57.30
Payroll Liabilities:TX Unemployment Tax		740.36
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**40,976.75**
Net cash provided by operating activities	**-$**	**267,151.08**
FINANCING ACTIVITIES		
Opening Balance Equity		0.00
Owner's Investment		230,092.60
SAFE Note		54,526.50
SAFE Purchases		3,250.00
Net cash provided by financing activities	**$**	**287,869.30**
Net cash increase for period	**$**	**20,718.22**
Cash at end of period	**$**	**20,718.22**

Tuesday, Apr 27, 2021 12:31:55 PM GMT-7